

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 10, 2020

Paul Ewing
Chief Financial Officer
Diginex Ltd
35/F Two International Finance Centre
8 Finance Street, Central, Hong Kong

> **Re: Diginex Ltd**
> **Registration Statement on Form F-1**
> **Filed November 5, 2020**
> **File No. 333-249858**

Dear Mr. Ewing:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services